Exhibit 99.2

FOR IMMEDIATE RELEASE	Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Paul Scott
Taylor Rafferty, London
+44-20-7614-2900

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES 2004 RESULTS FOR ITS SUBSIDIARY BANCO ESPÍRITO SANTO
(Unaudited)

Luxembourg/Portugal – February 3, 2005 – Espirito Santo Financial Group S.A. (Luxembourg and Euronext Lisbon: ESF) announces the 2004 results for its subsidiary Banco Espirito Santo (“BES”).

HIGHLIGHTS

Net income for the year reached euro 275.1 million, an increase of 11.5% on a comparable basis, corresponding to EPS of 0.917 € (2003: 0.834 €).

Return on equity (ROE) at 13.9%, above the 13.4% achieved in 2003.

Banking income excluding markets was up by 4.3%, driven by strong fees and commissions growth (+16.4%), that offset the 3.5% decrease in net interest income.

Provisions were considerably reinforced, the provision charge reaching euro 357.7 million, of which euro 227.0 million for credit (2003: euro 208.3 million). The fund for general banking risks was increased to euro 151.6 million (Dec 31, 03: euro 126.4 million), which surpasses unrealized capital losses in strategic equity holdings plus negative foreign exchange differences, totaling euro 107.1 million. Under the new IFRS, this amount will be charged to shareholders’ equity as from January 1, 05.

Comfortable solvency levels: solvency ratio remains well above the required level; the ratio of overdue loans over 90 days decreased to 1.65% (Dec 31, 03: 1.83%) while its coverage by provisions increased to 167.1% (Dec 31, 03: 152.7%).

Productivity and efficiency sustained at good levels: total assets per employee rose by 7.4% while the cost to income reached 52.6% (2003: 50.3%).

Proposed distribution of a dividend of €0.368 per share (€ 0.330 in 2003) to be submitted to the General Shareholders’ Meeting.

An interview with the Chairman of the Executive Committee Ricardo Espírito Santo Salgado in video/audio and text will be available from 8:00 am on: http://www.bes.pt./ir

1. ECONOMIC ENVIRONMENT

2004 was marked by an overall strengthening in economic activity, with the world GDP rising from 3.9% to 5%. As opposed to the previous year, and even though the pace of growth was not the same all over, the recovery extended to all the main economic areas, the good performance of emerging economies being particularly noteworthy. China’s GDP should have risen by 9% and its booming investment put pressure on world demand for commodities, consequently driving up prices. Brazil was one of the main beneficiaries of this global trend, with GDP growing slightly above 5%. The sharp rise in oil prices in 2004, from USD 31 to USD 41.5 in average terms, did not prevent the acceleration of economic activity in the United States, where GDP increased by 4.4% in real terms, after rising by 3.1% in 2003. The hike of energy prices combined with a stronger internal demand fuelled a moderate rise in inflation, leading the Federal Reserve to increase the target fed funds rate by 125 basis points, to 2.25%. In the Euro Area, the euro’s rise against the dollar - by 8%, to EUR/USD 1.3556 – contributed to reduce the weight of net external demand in GDP growth. After rising by 0.5% in 2003, this year’s GDP should have grown by 1.8%, in real terms. Faced with the continuing weakness of internal demand and a stable core inflation, the European Central Bank kept the refi rate at 2%.

From the end of the third quarter, the main stock market indices performed well. In full year terms, the Nasdaq rose by 8.6% while the Dow Jones and the S&P 500 were up by 3.1% and 9%. In the Euro Area, the Paris CAC 40 and the Frankfurt DAX grew respectively by 7.4% and 7.3%, while the IBEX 35 climbed by 17.4%. The Portuguese PSI-20 posted an annual increase of 12.6%.

In Portugal, economic activity showed a moderate recovery versus the previous year, with GDP rising by 1.1%. However, the economy did not progress at the same pace throughout the year. In the second half, the unemployment rate and the main confidence indicators broke the positive trend that had been observed till June. Prices continued to decelerate, the average inflation rate dropping from 3.3% to 2.4%.

2. PRIOR NOTE TO THE ANALYSIS OF THE ACTIVITY AND RESULTS

As announced in due time, in June 2003 Banco Espírito Santo sold to Sofinco its stake in Credibom – Sociedade Financeira para Aquisições a Crédito S.A.. As a result of this disposal, this entity was excluded from the consolidation scope of BES Group financial statements for 2004, although it was still included in the 2003 consolidated income statement.

The results presented are therefore not directly comparable. Hence, whenever justified by circumstances, the 2003 consolidated financial data will also be presented proforma.

3. RESULTS

Consolidated net income reached euro 275.1 million in 2004, a year-on-year increase of 11.5%. This corresponds to a return on equity (ROE) of 13.9%, a significant performance, considering the highly competitive environment, the Portuguese economy and the low level of interest rates.

INCOME STATEMENT

				euro million
	2003	2003 *	2004	%Chg

Net Interest Income	749.3	726.8	701.2	-3.5
+ Fees and Commissions	469.5	468.8	545.8	16.4
= Commercial Banking Income	1,218.8	1,195.6	1,247.0	4.3
+ Capital Markets Results	213.4	213.3	180.4	-15.4
= Banking Income	1,432.2	1,408.9	1,427.4	1.3
- Operating Costs	716.6	709.3	750.2	5.8
+ Extraordinary Results and Other	8.4	8.1	38.0
= Gross Results	724.0	707.7	715.2	1.1
– Net Provisions	381.5	373.2	357.7	-4.1
Credit	216.7	208.3	227.0	8.9
Securities	-0.2	-0.2	7.4
Other	165.1	165.1	123.3	-25.3
= Results before Taxes and Minorities	342.5	334.5	357.5	6.9
– Income Taxes	55.0	52.3	42.3	-19.1
– Minorities	37.2	35.5	40.1	13.0
= Net Income for the Year	250.2	246.7	275.1	11.5

*	Proforma excluding Credibom contribution

Banking income ex-markets increased 4.3% to euro 1,247.0 million (2003: 1,195.6 million). Capital markets reduced its contribution to the banking income from 15.1% in 2003 to 12.6% in 2004.

The performance of the Group was based on the various business units, notably Banco Espírito Santo – in particular its business segments 360º, (Affluent clients), small businesses and Middle Market, which posted a financial involvement growth (credit and funds) of respectively 16.4%, 16% and 15% - and also Banco Espírito Santo de Investimento (whose results surged by 99.6%), Banco Internacional de Crédito, Crediflash (credit cards) and ESAF (asset management).

3.1 Net Interest Income

Net interest income reached euro 701.2 million, a decrease of 3.5% year-on-year. The performance of net interest income in 2004 was constrained by different factors:

(i)	the strong competitiveness in customer funds, negatively impacting time deposits spreads;
(ii)	the low level of interest rates, which make limits the capacity to make short term funds profitable;
(iii)	the reduction of credit spreads as a result of the strong competitiveness in the lower risk segments.

The net interest margin in 2004 was 1.79%, which compares with 1.97% in 2003.

3.2 Fees and Commissions

The Board of Directors pays constant and close attention both to the quality of the services provided by BES Group and to how the customers perceive this quality. Hence, this year the Group invested in a new branch layout, in more sophisticated sales tools, in training the sales force and in restructuring the commercial approach to the affluent segment - BES 360º - and the small businesses segment, where the average number of products per customer reached respectively 6.95 and 5.19.

BES Group believes that a commitment to improving service quality is the safest way to consolidate its organic growth strategy and consequently its economic performance.

The success of the cross selling strategy, together with the Group’s diversified business model permitted to keep increasing the weight of fees and commissions in banking income, from 33.3% in 2003 to 38.2% in 2004. Income generated from customer services totaled euro 545.8 million, a year-on-year rise of 16.4%.

BES Investimento was a major contributor to this performance due to the important operations carried out during the year, namely in project finance and M&A.

The strong performance of fees and commissions fuelled the 4.3% growth of banking income ex-markets, while sustaining the commercial business margin (banking income ex-markets/average financial assets) at around 3.2%.

3.3 Capital Markets Results

Along the year, the erratic swings of interest rates influenced the Group’s activity in the capital markets. In fact, a certain level of uncertainty surrounding economic growth in the US and Europe, plus some major interventions by Asian Central Banks in the foreign exchange markets, helped keep long term interest rates at historically low levels and within a very narrow fluctuation range.

On the whole, the equity markets’ performance in 2004 was quite positive, the PSI 20 index having risen by 12.6%. Hence, although capital markets results were negatively affected by low volatility in the interest rate markets, their contribution to Banking Income reached 12.6%, underpinned by adequate diversification of market risks.

3.4 Operating Costs

Operating costs were up by 5.8%, totaling euro 750.2 million, influenced by a number of non recurrent expenses aimed at boosting the BES Group’s activity and strengthen brand recognition.

OPERATING COSTS

				euro million
	2003	2003 *	2004	%Chg

Staff Costs	318.5	315.8	330.2	4.6
Other Admin Costs	257.3	253.5	289.4	14.2
Depreciation	140.8	140.0	130.6	-6.7

Operating Costs	716.6	709.3	750.2	5.8

* Proforma excluding Credibom contribution

The increase in staff costs is related to the compulsory increase of salaries, as well as to reinforced competencies in specific areas (notably BES 360º and small businesses) and strong activity growth of some subsidiaries, (namely investment banking).

Admin costs increased 14.2%, influenced by one-off expenses related to different initiatives:

(i)	marketing campaigns around the national football team (which is sponsored by BES) in connection to the Euro 2004;
(ii)	investment in branch network modernization: a total of 230 branches were refurbished during the year;
(iii)	adaptation of the IT systems to the introduction of the IFRS;
(iv)	reinforcement of skills and developments related to Basel II, in order to permit the adoption of an Internal Ratings Based model (IRB).

The central purchasing unit for the whole Group is already in place, allowing for a more rational approach in the negotiation of external supply contracts. The results of this initiative started becoming more visible in the last quarter of the year.

Finally, BES Group has launched a pioneering initiative aimed at steering the relationship with current and future suppliers – the “Principles of Conduct for Suppliers”. This initiative is part of BES Group’s “Accomplish More” social responsibility program.

3.5 Provisioning

Under the current national and international macroeconomic environment, it is advisable to stick to a prudent policy in terms of risk coverage by provisions. Credit provisions were thus reinforced by euro 227.0 million, or 8.9% versus 2003. Provisions for country risk and other purposes, though declining, reached euro 123.3 million, permitting to reinforce the Fund for General Banking Risks from total of euro 126.4 million in December 2003 to euro 151.6 million in December 2004.

The Group’s policy vis-à-vis credit provisions led to a significant improvement in the coverage ratios of overdue loans.

BES Group continued to set up provisions for potential losses on consolidated equity holdings in accordance with Bank of Portugal’s Notice no. 4/2004 and Circular-Letter no. 73/2004. Based on shares price on December 31st and respective foreign exchange differences, net potential losses at the end of the year totaled euro 107.1 million, translating a very sharp reduction versus the end of 2003, (euro 235.5 million). The balance of the Fund for General Banking Risks, of euro 151.6 million, neutralizes the negative adjustment in equity related to the adoption of IFRS.

3.6 Extraordinary Results and Other

Extraordinary and other results include the amortization of the deferred costs related to pensions (actuarial deviations outside the corridor, early retirements and accrued responsibilities due to changes in actuarial assumptions), according to Notice 12/2001 of Bank of Portugal.

As in 2003, and in line with BES Group’s prudent stance in the evaluation of pension liabilities, in 2004 the Board of Directors decided to reduce the discount rate (from 5.50% to 5.25%), leading to the recognition of additional liabilities in the amount of euro 53 million.

In addition to the amortization of pension costs, this heading also includes the capital gains resulting from:

(i)	the disposal of the remaining 15% stake in Credibom, which generated an extraordinary gain of euro 24.8 million in the first semester;
(ii)	the disposal of the stake in Clarity (through Espírito Santo Tech Ventures) in the third quarter, which generated a capital gain of euro 20.7 million.
(iii)	the sale of Banco Bradesco preferred shares, yielding a gain of euro 39.5 million. The proceeds from this sale were fully reinvested in voting shares, raising BES’s holding of such shares to 6.74%, from its previous 3.56%.

In keeping with its former practice, the Group used the gains generated by the disposal of participations to reinforce the Fund for General Banking Risks and consequently its financial strength.

4. ACTIVITY HIGHLIGHTS

Notwithstanding a tough economic environment, total assets were up by 8.7%, customer loans increased 10.2% and total customer funds rose by 7.2%.

MAIN BUSINESS VARIABLES

			euro million
	2003	2004	% Chg

Total Assets (1)	59,554	64,732	8.7

Net Assets	43,283	45,899	6.1
Loans to Customers (gross)	28,386	31,281	10.2
- Mortgage	10,366	11,249	8.5
- Other Loans to Individuals	1,464	1,726	17.9
- Corporate	16,556	18,306	10.6

Loans to Individuals / Gross Customer Loans (%)	37.4	35.5	-1.9	p.p.

Funds
+ Deposits	20,137	20,371	1.2
+ Debt Securities placed with clients	6,340	7,144	12.7
= On-Balance Sheet Customer Funds	26,477	27,515	3.9
+ Off-Balance Sheet Funds	11,924	13,644	14.4
= Total Customer Funds	38,401	41,158	7.2

Transformation Ratio (%)	96	99	3	p.p.

(1) Net Assets + Asset Management + Off Balance Sheet Items + Secuitized Credit

The increase of loans to individuals is in line with the Group’s focus on higher value lower risk segments, namely affluent customers. Mortgage loans rose by 8.5% including securitized credit, while other loans to individuals were up by 17.9%.

Corporate loans, where BES Group’s positioning is traditionally strong, increased 10.6%, in line with the overall portfolio.

In 2004 BES Group concluded another RMBS, in the amount of euro 1,200 million. This operation obtained the lowest pricing for the AAA tranche ever in Europe, which is revealing of the market’s appreciation for this type of operations when originating in the Group.

As of December 31 2004 the balance of credit including securitization operations totaled euro 3,193 million.

LOAN PORTFOLIO BREAKDOWN

						euro million
	2003		2004		Change (%)*

	Excluding	Incluing	Excluding	Incluing	Excluding	Incluing
	Securitization	Securitization	Securitization	Securitization	Securitization	Securitization

Loan Portfolio	26,042	28,386	28,088	31,281	7.9	10.2
Mortgage	8,461	10,366	8,338	11,249	-1.5	8.5
Other Loans to Individuals	1,283	1,464	1,630	1,726	27.0	17.9
Corporate	16,298	16,556	18,120	18,306	11.2	10.6

Customer funds grew by 7,2%, below the growth rate of on balance sheet credit (which led to a transformation ratio of customer funds into credit of 99%).

Pursuing its policy of innovation, the Group launched the BES 95 savings plan, which works both as a savings and investment scheme and as a financing scheme, thus assuming an important role in promoting customer loyalty. The BES Junior Savings account, launched in November, is a flexible product specifically addressed to young people under 18 who wish to gradually put aside their savings.

The extremely good performance of investment funds should also be stressed: having grown by 19% in 2004, this area allowed ESAF to increase its market share by 1.3 p.p. (from 13.8% to 15.1%).

As part of its financing policy in the international capital markets, the Group’s subsidiary BES Finance increased its Euro Medium Term Notes Programme (EMTN) to euro 10 billion (from euro 7 billion). Hence, in addition to the securitisation of euro 1,200 million in mortgage credit, BES Group issued senior debt under the EMTN in the amount of euro 1,100 million.

Finally, the quality of the services provided by the Group also deserve a note:

(i) In the annual survey of the World’s Best Banks carried out by the prestigious North-American publication Global Finance Magazine, which seeks to distinguish the bank in each country that best meets its customers’ needs, BES was awarded the prize for “Best Portuguese Bank”.

(ii) As a result of another survey carried out by the Global Finance Magazine in 43 countries or regions, BES was ranked as the “Best Trade Finance Bank” in Portugal, based on the volumes traded, innovation in the structuring of operations and service quality

(iii) The Global Investor (Global Euromoney) magazine’s annual survey on the Portuguese custody market for national and international institutional customers classified BES as the “Best Portuguese Bank in Custody Services”. In addition, BES was also scored as “best-rated” provider by the Global Custodian magazine and as ”Market Leader” by the GSCS Benchmarks publication based on their surveys of customers of custodian banks. It is quite significant that this classification as best custodian bank has been awarded by all the referred magazines for the second year in a run.

BES Investimento had a strong performance in 2004, backed by the origination and execution of major operations in Portugal and abroad, namely as:
- Leader of the project financing of the M5 motorway (Hungary) which was awarded the prize for “Deal of the Year in Europe, Middle East & Africa” by the Project Finance International magazine, and leader of the project financing of the AP41 Madrid-Toledo motorway (Spain);
- Advisory and financing co-leader in the acquisition of Portucel, S.A. by Semapa SPGS, S.A.;
- Leader of the initial public offering of Media Capital shares, the only IPO launched in Portugal in 2004; - Leader of Banco Bradesco’s first euro issue in the international markets;

For the first time in Portugal, the Euromoney magazine has awarded two prizes to the same financial institution: “The Best M&A House in Portugal” and “Best Equity House in Portugal”. And for the second year in a row, BES Investimento’s Project Finance received the prize for “Arranger of the Year 2004 in Transportation and Infrastructure Sector” awarded by the specialized Infrastructure Journal.

In February 2004 the companies Besleasing Mobiliária (equipment leasing), Besleasing Imobiliária (property leasing) and Euroges (factoring) were merged into a single unit under the name Besleasing e Factoring — Instituição Financeira de Crédito.

Despite the adverse conditions of the economy during the year, in 2004 Besleasing e Factoring achieved leading performances in the various segments where it operates, gaining market share across the board: property leasing grew by 39%, equipment leasing by 47.5% and factoring by 29%. Based on this performance, the company ranked second in all these products, with a share of 18% in the production of leasing operations and of 22% in factoring (credit under management).

Locarent – Companhia Portuguesa de Aluguer de Viaturas, S.A., a company that resulted from a joint venture established between the BES, Caixa Geral de Depósitos and Serfingest, SGPS Groups, started its activity on May 25th, 2004, engaging in renting (vehicles) and fleet management activities. This company was established with the objective to expand the range of car loan schemes on offer. In its first year in operation, Locarent reached a production volume of nearly 1,800 contracts, which yielded results in line with its business plan. In the medium term the target is to reach a market share matching that which its shareholder groups hold in the banking system.

5. ASSET QUALITY AND SOLVENCY

Credit quality indicators posted a positive evolution, based on improved risk assessment mechanisms and credit recovery processes.

ASSET QUALITY

				YoY Change

		2003	2004	absolute	relative	(%)

Loans to Customers (Gross)	eur mn	26,042	28,088	2,046	7.9
Overdue Loans	eur mn	548.1	547.8	-0.3	-0.1
Overdue Loans > 90 days	eur mn	475.6	462.1	-13.5	-2.8
Overdue and Doubtful Loans (BoP) (a)	eur mn	538.3	567.1	28.8	5.4
Provisions for Credit	eur mn	726.5	772.4	45.9	6.3

Overdue Loans / Loans to Customers (gross)%		2.10	1.95		-0.15	p.p.
Overdue Loans > 90 days / Loans to Customers (gross)%		1.83	1.65		-0.18	p.p.
Overdue and Doubtfull Loans (a)/ Loans to Customers (gross)%		2.07	2.02		-0.05	p.p.
Coverage of Overdue Loans	%	132.5	141.0		8.5	p.p.
Coverage of Overdue Loans > 90 days	%	152.7	167.1		14.4	p.p.
Coverage of Overdue and Doubtful Loans	%	135.0	136.2		1.2	p.p.

(a) Calculated according to Bank of Portugal rules (Circular Letter no 99/03/2003)

The following summarizes the progress achieved versus the previous year:

- Overdue loans over 90 days were reduced by euro 13.5 million, which compares with a 45.9 million increase in credit provisions;

- The overdue loans ratio decreased to 1.95% at the end of 2004, from 2.10% in December 2003;
- The ratio of overdue and doubtful loans (Bank of Portugal) is 5 b.p. lower than last year;
- The coverage of overdue credit was considerably improved, particularly of overdue loans over 90 days, which reached 167.1% (Dec 03: 152.7%).

On the other hand, the solvency ratio remains at comfortable levels: 12.14% according to Bank of Portugal rules (vs. 11.05% in Dec 03) and 13.96% according to the BIS criteria (Dec 03: 13.13%).

SOLVENCY

		(%)
	2003	2004	(*)

Solvency Ratio (Bank of Portugal)
- TIER I	6.55	6.76
- Total	11.05	12.14
Solvency Ratio (BIS)
- TIER I	7.76	7.73
- Total	13.13	13.96

(*) Estimate

The medium and long-term debt ratings assigned by Moody’s (A1), FitchRatings (A+) and Standard and Poor’s (A-) reflect the strong competitive positioning of the Group in Portugal, its adequate risk and asset quality levels and a comfortable solvency level.

6. PRODUCTIVITY

BES Group’s productivity indicators have further improved, particularly the “Operating Costs /Average Net Assets” and “Total Assets per Employee” ratios.

PRODUCTIVITY AND EFFICIENCY

	2003*	2004	Change

Cost to Income (including markets)	50.3%	52.6%	2.2	p.p.
Cost to Income (excluding markets)	59.3%	60.2%	0.8	p.p

Operating Costs / Average Net Assets	1.75%	1.71%	-0.04	p.p.
Total Assets** per Employee (eur '000)	8,260	8,870	7.4%

*	Proforma ajusted for Credibom
**	Net Assets + Asset Management + Other Off-Balance Sheet Items + Securitized Credit

This year the Cost to Income was conditioned by the non recurrent cost referred further up.

7. PROFITABILITY

Notwithstanding the difficulties experienced by the Group in the course of 2004, it was possible to slightly increase the profitability levels when compared to the previous year: Return on equity (ROE) rose to 13.9% and Return on Assets (ROA) remained flat at 0.63%.

PROFITABILITY

		(%)
	2003	2004

Return on Equity (ROE)	13.4	13.9
Return on Assets (ROA)	0.61	0.63

The improvement in profitability levels was achieved through great commercial vigour combined with a prudent management of risks.

8.  BANK OF PORTUGAL REFERENCE INDICATORS

According to Bank of Portugal Instruction no. 16/2004, credit institutions should include certain established reference indicators (calculated in accordance with the methodology set forth in the above mentioned regulation), when releasing information concerning Solvency, Credit Quality, Profitability and Efficiency.

The table below lists these indicators for both December 2004 and December 2003.

BANK OF PORTUGAL REFERENCE INDICATORS

		(%)
	2003*	2004

SOLVENCY

Regulatory Capital / Risk Weighted Assets	11.05	11.60
Tier I / Risk Weighted Assets	6.55	6.46

ASSET QUALITY

Overdue and Doubtful Loans (a) / Total Loans to Customers	2.07	2.02
Overdue and Doubtful Loans Net of Provisions (b)/ Loans to Customers Net
of Provisions (b)	0.53	0.47

PROFITABILITY

Income before Taxes and Minorities / Average Equity ( c)	13.81	13.35
Banking Income (d) / Average Net Assets	3.46	3.23
Income before Taxes and Minorities / Average Net Assets	0.84	0.82

EFFICIENCY

General Costs (d)+ Depreciation / Banking Income (d)	50.5	52.9
Staff Costs / Banking Income (d)	22.5	23.3

*	Proforma excluding Credibom contribution
(a)	According to BoP Circular Letter no. 99/03/2003
(b)	Loans to Customers net of provisions for overdue loans and for doubtful loans
(c)	Includ average Minority Interests
(c)	According to BoP regulation no. 16/2004

9. ELECTRONIC BANKING

Throughout the year BES Group consolidated and strengthened its commitment to the establishment of a multi-channel relationship with its customer base, whether individuals of companies. Half of this customer base (51%) already uses the Direct Channels, which, besides providing a strong source of cost efficiency, also greatly enhance the customers’ convenience of use.

The number of users of Internet Banking for individual customers – BESnet – reached 711,000 thousand in December, corresponding to a penetration ratio in the customer base of 45%. The number of logins and transactions continued to grow at a sustained pace, rising year-on-year by respectively 21% and 17%.

BESnet’s value proposition was further reinforced through the launch of new means of accessing the Bank via cell-phone: BESnet 3G and BESnet SMS.

In May, less than one month after the commercial launch of the UMTS service in Portugal, by TMN, the Bank pioneered the introduction of specific services for the 3rd generation of mobile phones. These included the BESnet 3G – which permits to make consultations and operations in the TMN i9,3G portal – and a pilot videocall solution for the commercial monitoring of BES 360º customers.

The new BESnet SMS service permitting to make consultations and operations by SMS, was launched In July. This service provides a complementary channel to the Internet, taking advantage of the convenience of the mobile phone.

The telephone banking service – BESdirecto – closed the year with 692,000 customers, a 6.7% reduction versus 2003 explained by the gradual migration of customers to the internet channel.

The Bank’s institutional site reached a record of 24 million visitors in 2004, corresponding to a year-on-year rise of 35%. A specific area designed for corporate segments was created in September, featuring campaigns and contents that address the needs of the corporate clients.

The number of companies using the Internet banking service for corporate customers - BESnet Negócios – reached 37,000, a year-on-year increase of 13%. Logins were up by 30% and transactions by 70%, denoting the increasingly frequent use made of the service by subscriber companies, namely to carry out transactions.

With regard to self-service banking, the Group remained well in the lead in terms of support services to Automatic Payment Terminals, with a share of 30.2% of all transactions performed by the system.

The pmelink.pt, the first online business center in Portugal for small and medium sized companies promoted under a joint venture with the CGD and Portugal Telecom groups, has surpassed the euro 10 million mark in terms of purchases, a year-on-year increase of over 30%. Total turnover reached close to euro 9 million, having grown by 13% versus 2003.

In 2004 Banco BEST completed the consolidation of its distribution network, with particular emphasis on its personal relationship channels. The customer base grew by 67%, and it is quite significant that 60% of these customers already belong to affluent or higher segments. Assets under management increased by 35%, totaling euro 385 million at the end of 2004. Asset management products already account for two thirds of total customer funds.

10. INTERNATIONAL ACTIVITY

During the year the Espírito Santo bank in Spain (BESSA) continued to develop retail, private and corporate banking activities with particular emphasis on companies doing business in both Portugal and Spain, where it can find competitive advantages. A factoring service for operations between the two countries has been implemented, specifically addressing the needs of Iberian companies.

Also in 2004 the asset managers Lusogest and Lusopensiones were purchased from Banco Simeón (CGD Group), leading to an increase in assets under management of more than euro 200 million. At the beginning of 2005 we received the Bank of Spain’s authorization for the acquisition of Banco Inversión, an institution that specializes in retail and private banking. BESSA is thus set to rank among the 12 largest groups in this segment and the 27 largest managers of investment funds. This acquisition will also allow BESSA to reach euro 1,700 million in assets under management and a total of 94 SIM and SICAV companies.

Finally, the restructuring of the new information system was also undertaken. This will permit to improve operating and customer service processes, while at the same time reinforcing the online services to commercial transactions between BES and BESSA.

BANCO ESPIRITO SANTO

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2004
(Unaudited)

	Dec 2003	Dec 2004
	(10[3] EUR)	(10[3] EUR)

NET ASSETS
Cash and deposits at Central Banks	931,567	999,036
Loans and advances to credit institutions repayable on demand	697,176	602,181
Other loans and advances to credit institutions	6,886,160	5,453,416
(Provisions)	(39,831)	(3,834)
Loans and advances to customers	26,042,141	28,087,932
(Provisions)	(403,078)	(435,901)
Bonds and other fixed income securities	4,291,163	5,559,415
(Provisions)	(50,528)	(38,012)
a) Issued by Government and Public entities	946,285	1,707,314
(Provisions)	(2,298)	(1,438)
b) Issued by other entities	3,334,082	3,844,857
(Provisions)	(48,230)	(36,574)
c) Own securities	10,796	7,244
Shares and other variable income securities	577,475	980,836
(Provisions)	(88,405)	(67,710)
Investments in associated companies	55,606	50,623
(Provisions)	(2,385)
Other investments	944,044	989,660
(Provisions)	(52,483)	(21,842)
Intangible assets	593,457	629,425
(Amortization)	(421,784)	(496,436)
Tangible assets	882,938	914,410
(Depreciation)	(538,243)	(562,038)
Treasury stock	5	5
Other debtors	483,730	657,351
(Depreciations)	(27,630)	(27,416)
Prepayments and accrued income	2,522,256	2,627,605

TOTAL NET ASSETS	43,283,351	45,898,706

LIABILITIES AND SHAREHOLDERS' EQUITY
Amounts owed to credit institutions	6,468,640	6,212,202
a) Repayable on demand	326,769	189,233
b) With agreed maturity date	6,141,871	6,022,969
Amounts owed to customers	20,136,614	20,371,167
a) Savings accounts	2,170,637	2,166,012
b) Repayable on demand	7,594,051	8,273,297
c) With agreed maturity date	10,371,926	9,931,858
Debt securities	10,905,624	12,702,526
a) Outstanding Bonds	9,359,584	10,613,027
b) Other securities	1,546,040	2,089,499
Other liabilities	227,200	255,339
Accruals and deferred income	669,547	884,402
Provisions for liabilities and charges	383,812	409,037
a) Pension plan and equivalent charges		10,886
b) Other provisions	383,812	398,151
Provisions for general banking risks	126,364	151,646
Subordinated debt	1,651,558	2,013,143
Share capital	1,500,000	1,500,000
Share premium	300,000	300,000
Reserves	45,880	178,643
Revaluation reserves
Retained earnings
Minority interests	617,867	645,469
Consolidated net income for the period	250,245	275,132

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	43,283,351	45,898,706

BANCO ESPIRITO SANTO

CONSOLIDATED INCOME STATEMENT AS AT DECEMBER 31, 2004
(Unaudited)

	Dec 03	Dec 04
	(10[3] EUR)	(10[3] EUR)

CREDIT
Interest income	2,090,842	2,217,980
Income from securities	16,522	17,262
Commissions	393,052	450,179
Profits arising from trading activity	2,597,986	2,560,095
Write-back of provisions	236,615	207,760
Income arising from the equity method
of consolidation	5,975	5,292
Other operating income	119,520	147,711
Extraordinary gains	98,319	145,639
Minority interests

TOTAL CREDIT	5,558,831	5,751,918

DEBIT
Interest expense	1,341,494	1,516,811
Commissions	43,083	52,099
Losses arising from trading activities	2,401,150	2,396,960
General administrative costs	575,784	619,576
a) Staff costs	318,509	330,199
b) Other administrative costs	257,275	289,377
Depreciation	140,808	130,632
Other expenses	8,302	14,679
Provisions for loan losses and other risks	606,365	563,826
Provisions for investments	11,766	1,660
Extraordinary losses	72,594	84,667
Income taxes	54,977	42,267
Other taxes	12,758	12,833
Losses arising from the equity method
of consolidation	2,263	710
Minority interests	37,242	40,066
Consolidated net income for the period	250,245	275,132

TOTAL DEBIT	5,558,831	5,751,918

This news release may include certain statements relating to the Banco Espírito Santo Group that are neither reported financial results nor other historical information. These statements may include targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations and any statement preceded by, followed by or including words like “believes”, “expects”, “aims”, “intends”, “may” or similar expressions. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. These factors include, but are not limited to, changes in economic conditions in individual countries in which the BES Group conducts its business and internationally, fiscal or other policies adopted by various governments and regulatory authorities of Portugal and other jurisdictions, levels of competition from other banks and financial services companies as well as future exchange and interest rates. Banco Espírito Santo does not undertake to release publicly any revision to the forward-looking information included in this news release to reflect events, circumstances or unanticipated events occurring after the date hereof.